Exhibit 99.11

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited
for the quarter ended September 30, 2004.

The Hindu BusinessLine
Interviewee: Suresh Vaswani, President, Wipro Infotech

The Hindu BusinessLine: How was the performance of Wipro Infotech last quarter?

Suresh Vaswani :In Q2 our revenues was Rs.3004 million, which is a growth of 41% YoY and PBIT was Rs.22 crore, a growth of 57%. This is the third consecutive quarter of good performance for us.

The Hindu BusinessLine: Which are the key wins you have had last quarter?

Suresh Vaswani :During the quarter we have won some good wins. We won 87 contracts and important among them are: The Aus. $ 17 million win with AXA, Australia is the five-year contract for $17m with AXA to provide Application Maintenance and Development Services to support their Wealth Management and Financial Protection products. A win in the fast growing Pharma segment with an order for SAP and Business Intelligence implementation in Zandu Pharmaceuticals, across seven group companies. Datawarehousing win with LIC, which is one of the largest deals in APAC region. The contract is for 35 crore and for 8 years including sustenance.

The Hindu BusinessLine: How much of your revenues come from products?

Suresh Vaswani :62% of our revenues come from products and the remaining from services. We have been increasing our services mix over the last couple of quarters. We will continue to put our efforts in enhancing the service mix.

The Hindu BusinessLine: How has Wipro PC business performed last quarter?

Suresh Vaswani :Our products business grew by 27% YoY (From Rs.1466 million to Rs.1865 million). Wipro branded personal computing business increased by 41% (from Rs.688 million to Rs.966 million), while Enterprise products business grew by 18% from 710 million to 836 million during Q2.